SWEET SPOT GAMES

March 2, 2011

2840 Highway 95 Alt. S, Suite 7
Silver Springs, NV 89429
519-872-2539

Board of Directors
Sweet Spot Games, Inc.

Re: *Resignation*

Gentlemen:

Please accept this letter as my resignation from all capacities with Sweet Spot Games, Inc. I have previously served as CEO, President, Chair and Director. I understand that Mr. Larry Moore will appoint well qualified individuals to replace me.

I have enjoyed my time with Sweet Spot and am very excited about the future of this Company under the guidance of Mr. Moore.

Should you require anything further, please let us know.

Thanks in advance,

Yours very truly,

Sweet Spot Games, Inc.
Gregory Galanis

GG/js
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